

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2023

Barry Anderson
Chief Executive Officer
Data Knights Acquisition Corp.
Unit G6, Frome Business Park, Manor Road
Frome
United Kingdom, BA11 4FN

     Re: Data Knights Acquisition Corp.
        Preliminary Proxy Statement on Schedule 14A
        Filed July 25, 2023
        File No. 001-40386

Dear Barry Anderson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            Division of Corporation Finance
            Office of Industrial Applications and Services

cc: Rebekah McCorvey, Esq.